                             CANWEST MEDIAWORKS INC.

                         INTERIM REPORT TO SHAREHOLDERS

              FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2006

MANAGEMENT DISCUSSION AND ANALYSIS
April 6, 2006

Certain statements in this report may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Many of these factors are beyond the control of the Company. Consequently, all forward-looking statements made in this Management Discussion and Analysis or the Company's documents referred to herein are qualified by this cautionary statement and there can be no assurance that actual results or developments anticipated by the Company will be realized.

OVERVIEW

CanWest is an international media company with interests in television, publishing, radio, specialty cable channels, outdoor advertising and Internet websites in Canada, Australia, New Zealand and Ireland. In each of our markets we seek to develop a broad media platform that enables us to provide a multimedia product offering to our customers.

On September 1, 2005, we amalgamated with twelve related companies and continued as CanWest MediaWorks Inc.

Television

We have three television segments, one for each country in which we carry on such operations. Our Canadian television segment includes our television networks in Canada as well as specialty channels and two radio stations. Our New Zealand television segment operates 3 and C4 in New Zealand. Our Australian television segment includes our interest in TEN Group Pty Limited ("TEN Group"), which owns and operates TEN Television Network ("Network TEN").

We generate the majority of our television revenues from the sale of advertising, with the remainder generated from subscriber revenues earned by our specialty channels and the sale of broadcast rights to our programming. Demand for television advertising is driven primarily by advertisers in the packaged goods, automotive, retail and entertainment industries and is strongly influenced by general economic conditions. The attractiveness of our programs to advertisers and the rates we charge are primarily a function of the size and demographics of our viewing audience. The dependence of our advertising revenues on the ratings performance of our television programs makes our television revenues less predictable than our publishing revenues.

Publishing and Interactive

Our publishing and interactive segment includes our Canadian newspaper operations as well as our internet operations including the canada.com web portal. Our publishing and interactive revenues are primarily earned from newspaper advertising and circulation revenues from our newspapers in Canada. Our newspaper and interactive advertising revenues are a function of the volume or linage of advertising sold and the rates we charge. Circulation revenues are produced from home-delivery subscriptions for our newspapers and single-copy sales at retail outlets and vending machines and are a function of the number of newspapers we sell and the average per-copy prices we charge.

Radio

Our radio segment consists of our radio operations in New Zealand, which earn substantially all of their revenues from advertising. Radio advertising revenues are a function of overall radio advertising demand and advertising rates. Radio advertising rates are determined based on the number and demographics of our listeners.

Outdoor Advertising

Our outdoor advertising segment consists of TEN Group's wholly-owned subsidiary, Eye Corp. Eye Corp. generates its revenue from the sale of out-of-home advertising. Eye Corp.'s advertising revenues are a function of overall outdoor advertising demand and rates. Eye Corp.'s advertising rates are primarily a function of the number and demographics of the audience for Eye Corp.'s displays.

CanWest MediaWorks Income Fund

On October 13, 2005, CanWest MediaWorks Income Fund (the "Fund") completed its $550 million initial public offering. On the completion of the Fund's initial public offering, CanWest transferred its Canadian newspaper and interactive media businesses, with the exception of the National Post, to CanWest MediaWorks Limited Partnership ("Limited Partnership") in exchange for units and indebtedness of the Limited Partnership. As a consequence, the Fund now holds a 25.8% equity interest in the Limited Partnership, with CanWest holding the remaining 74.2%. For more information refer to the "CanWest MediaWorks Income Fund and related transactions" section of this report. We continue to consolidate the results of the operations of the Limited Partnership.

This interim discussion should be read in conjunction with the Management Discussion and Analysis contained in our annual report for the year ended August 31, 2005, which is filed on SEDAR at www.sedar.com.

FOREIGN CURRENCY EFFECTS

Our Australia and New Zealand operations expose our segment revenues and operating expenses to fluctuations between the Canadian dollar and the Australian dollar and New Zealand dollar, respectively. A decline in value of the Canadian dollar against those currencies increases the Canadian dollar equivalent of the revenues and expenses we record in those currencies. An increase in the Canadian dollar has the opposite effect. During the first six months of fiscal 2006, the Canadian dollar appreciated against the Australian dollar and the New Zealand dollar by 6%, as compared to currency translation rates for the same period in the prior year.

SEASONALITY

Our advertising revenues are seasonal. Revenues are typically highest in the first and third quarters, while expenses are relatively constant throughout the year.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

There are no significant changes in the Company's accounting policies or estimates since August 31, 2005 as described in the Management Discussion and Analysis in the Company's 2005 Annual Report.

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FORTHCOMING CHANGES IN ACCOUNTING POLICIES

In December 2005, the Emerging Issues Committee ("EIC") issued EIC-159 Conditional Asset Retirement Obligations that clarifies that liabilities associated with asset retirement obligations, the timing or settlement method of which are conditional upon future events, should be recorded at fair value as soon as fair value is reasonably estimable. EIC-159 also provides guidance on the information required to reasonably estimate the fair value of the liability. EIC-159 will be effective for interim periods ending after March 31, 2006. Management is in the process of evaluating the impact, if any, EIC-159 will have on the Company.

OPERATING RESULTS

Introductory note

- Segment operating profit. In the discussion that follows, we provide information concerning our segment operating profit. See note 12 to our interim consolidated financial statements for the three and six months ended February 28, 2006. Management utilizes segment operating profit as a measure of segment profitability in making strategic resource allocations.

- Operating income before amortization. We also discuss our consolidated operating income before amortization. We provide this measure because we and our lenders and investors use operating income before amortization to measure performance against our various leverage covenants. Operating income before amortization is not a recognized measure of financial performance under Canadian generally accepted accounting principles ("GAAP"). Investors are cautioned that operating income before amortization should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of our performance. Our method of calculating operating income before amortization may differ from other companies and, accordingly, operating income before amortization may not be comparable to measures used by other companies. A reconciliation of operating income before amortization to net earnings, which is the most closely comparable GAAP measure, is set forth below under the "Reconciliation of Non-GAAP Financial Measures" section of this report.

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RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2006

The following is a table of segmented results for the three and six months ended February 28, 2006 and February 28, 2005. See note 10 to our interim consolidated financial statements:

                                       THREE MONTHS ENDED      SIX MONTHS ENDED
                                          FEBRUARY 28            FEBRUARY 28
                                      -------------------   ---------------------
                                         2006      2005        2006        2005
                                       -------   --------   ---------   ---------
                                        $000       $000        $000        $000
                                                 (REVISED                (REVISED
                                                  NOTE 1)                 NOTE 1)
OPERATING SEGMENTS
REVENUE
Publishing and Interactive - Canada    301,096    289,467     642,394     615,226
                                       -------    -------   ---------   ---------
Television
Canada                                 153,829    163,718     340,904     363,999
Australia-Network TEN                  120,282    154,573     350,978     401,424
New Zealand                             22,638     23,104      58,738      58,855
                                       -------    -------   ---------   ---------
                                       296,749    341,395     750,620     824,278
Radio - New Zealand                     22,305     24,412      45,877      48,175
Outdoor-Australia                       25,465     24,918      55,139      53,822
                                       -------    -------   ---------   ---------
Total                                  645,615    680,192   1,494,030   1,541,501
                                       =======    =======   =========   =========
SEGMENT OPERATING PROFIT
Publishing and Interactive - Canada     47,511     55,211     129,135     140,862
                                       -------    -------   ---------   ---------
Television
Canada                                    (519)    25,671      28,451      81,163
Australia-Network TEN                   32,607     58,773     137,097     178,965
New Zealand                              1,586      1,967      13,861      16,496
                                       -------    -------   ---------   ---------
                                        33,674     86,411     179,409     276,624
Radio - New Zealand                      6,733      7,957      13,751      15,695
Outdoor-Australia                        4,696      4,904      12,165      12,697
Corporate and other                    (11,699)    (7,901)    (20,356)    (14,332)
                                       -------    -------   ---------   ---------
Total(2)                                80,915    146,582     314,104     431,546
                                       =======    =======   =========   =========

(1) Revised to reflect the categorization of our Ireland TV segment as discontinued operations.

(2)  See Reconciliation of Non-GAAP Financial Measures.

CONSOLIDATED RESULTS

Revenues. Consolidated revenues were $646 million and $1,494 million for the three and six months, respectively, which is a decrease of $35 million or 5% and $47 million or 3%, respectively, compared to the same periods in fiscal 2005. Revenues for the three and six months reflected a 16% and 9% decrease, respectively, in revenues from international media operations, a 6% decrease in both periods for Canadian television revenues and a 4% increase in both periods for Canadian Publishing and Interactive revenues. The decrease in the international operations in part reflects the strengthening Canadian dollar against the Australian and New Zealand dollars.

Operating expenses. Consolidated operating expenses (including selling, general, and administrative expenses) before amortization for the three and six months were $565 million and $1,180 million, respectively, which is an increase of 6% in both periods. This increase reflects local currency expense increases in all operations offset by the effect of the strengthening Canadian dollar.

Operating income before amortization. Consolidated operating income before amortization for the three and six months ended February 28, 2006 was $81 million and $314 million, respectively, which is a decrease of 45% and 27%, respectively, from the same periods in fiscal 2005. The decrease in operating income before amortization reflects reduced operating results as well as the impact of the strengthening Canadian dollar on conversion of results of our international media operations.

Amortization. Amortization of intangibles was $5 million and $10 million for both the three and six months ended February 28, 2006 and 2005. Amortization of property plant and equipment was $24 million and $48 million for the three and six months ended February 28, 2006 compared to $23 million and $44 million for the same periods in fiscal 2005, reflecting additions made during both fiscal 2006 and 2005.

Interest expense. Interest expense was $46 million and $99 million for the three and six months ended February 28, 2006 compared to $61 million and $134 million for the same periods in the previous year, reflecting a reduced level of debt as well as reduced interest rates achieved through our repayment and refinancing of debt in both fiscal 2006 and 2005.

Interest rate and foreign currency swap losses. For the three and six months ended February 28, 2006, we recorded losses of $7 million and $128 million, respectively, to adjust the book value of certain swap instruments to fair value at the balance sheet date. Swaps that do not qualify for hedge accounting, primarily because the related debt has been settled, are marked to fair value through earnings. There was a substantial increase in the notional amount of such overhanging swaps in the first quarter as a result of the debt settled. A number of swaps were also settled in the first quarter as described in the "CanWest MediaWorks Income Fund and related transactions" section of this report, which reduced our exposure in the second quarter to fluctuations in fair value. This compared to losses of $5 million and $50 million for the same periods of fiscal 2005.

Foreign exchange gains (losses). We recorded a nominal foreign exchange gain for the three months ended February 28, 2006 and a nominal loss in the six months ended February 28, 2006. For the three and six months ended February 28, 2005, we had net foreign exchange losses of $9 million and net foreign exchange gains of $2 million which mainly arose on the translation of a portion of our U.S. dollar debt which is not hedged.

Loan impairment recovery. We have loans due from Fireworks Entertainment Inc. and its parent, CanWest Entertainment Inc., companies controlled by CanWest Global Communications Corp. ("CanWest Global"), our parent company, in an aggregate principal amount of $427 million. CanWest Global has completed the sale of the assets of these operations. A comprehensive revaluation of the fair value of the assets and liabilities of Fireworks Entertainment was completed which resulted in the determination of a fair value that was significantly below the book value of the loans, and accordingly, we have a provision of $427 million against these loans. During the three months and six months ended February 28, 2006, we recovered additional cash from these companies which resulted in a recovery of $3 million.

Investment gains (losses). For the three and six months ended February 28, 2006, we recorded investment gains of $2 million and $103 million, respectively, compared to $2 million in losses and nominal investment losses for the same periods the previous year. The gain for the three months ended February 28, 2006 was primarily due to an adjustment made to the dilution gain. The gain for the six months ended February 28, 2006 relates to the dilution gain of $102 million recorded on the sale of 25.8% of the Limited Partnership to the CanWest MediaWorks Income Fund and a gain of $1 million on the disposal of non-core assets. The losses in 2005 were primarily due to losses on disposal of non-core assets.

Loss on debt extinguishment. During the first quarter of fiscal 2006, we completed a tender offer and consent solicitation through which we repaid our senior credit facilities and retired substantially all of our 10.625% Subordinated Debentures due May 2011 and our 7.625% Subordinated Debentures due April 2013. The excess of the cost of the tender offer and consent solicitation over the book value of the old debt together with certain costs of settling the debt has been charged to earnings for the six months ended February 28, 2006 as a loss on debt extinguishment of $117 million. During the first six months of fiscal 2005, we exchanged our 12.125% Junior Subordinated Notes for the 8% Senior Subordinated Notes and recorded a loss on debt extinguishment of $44 million.

Income taxes. Our income tax recovery was $1 million for the three months ended February 28, 2006 and $56 million for the six months ended February 28, 2006, compared to a recovery of $1 million and an expense of $36 million for the same periods of fiscal 2005. The negative effective tax rates for the three and six months were below the Company's statutory rate of 35% due to adjustments in the income tax expense including: $44 million reduction for the six months related to the non-taxable dilution gain, $2 million expense for the three months and $6 million recovery for the six months, due to the resolution of certain tax disputes, reductions of $4 million for the three months and $7 million for the six months related to limited partnership earnings allocated to the minority interest, and a nominal amount for the three months and a $5 million reduction for the six months, due to foreign income tax rates being lower than the Canadian income tax rates. See note 3 of our interim financial statements for the income tax rate reconciliations.

Minority interests. For the three and six months ended February 28, 2006, we recorded minority interests charges related to the 30% minority interests in CanWest MediaWorks (NZ) of $1 million and $3 million, 43.6% minority interests in TEN Group of $7 million and $39 million and 25.8% minority interests in the Limited Partnership of $9 million and $18 million, respectively. The minority interests charge related to TEN Group decreased by 60% and 25% and CanWest MediaWorks (NZ) decreased by 51% and 29%, respectively, as a result of decreased net earnings. There was no minority interests charge related to the Limited Partnership during fiscal 2005 because it was wholly owned to October 12, 2005.

Net earnings (loss) from continuing operations. Our net earnings (loss) from continuing operations for the three and six months ended February 28, 2006 ($16) million and $8 million compared to $22 million and $54 million for the three and six months ended February 28, 2005.

Discontinued operations. Net earnings from discontinued operations were $2 million and $7 million for the three and six months ended February 28, 2006. During the second quarter of fiscal 2006, we have commenced a process to sell our 45% interest in TV3 Ireland, resulting in the classification of its income as income from discontinued operations and its assets and liabilities as assets and liabilities of discontinued operations. These operations were previously classified as the Ireland Television segment.

Net earnings (loss). Our net earnings (loss) for the three and six months ended February 28, 2006 was ($15) million and $15 million compared to $23 million and $59 million for the same periods in fiscal 2005.

SEGMENTED RESULTS

Publishing and Interactive

- Revenue. Publishing and Interactive revenues for the three and six months were $301 million and $642 million, respectively, compared to revenues of $289 million and $615 million in the same periods of the previous year. Advertising revenues increased by 4% and 5% for the three and six months as a result of growth in revenues in the national and retail categories primarily reflecting rate increases and increased insert volumes. Significant growth in interactive classified revenue more than offset small declines in print classified revenue. While circulation volume declined by 2% for both the three and six months, circulation revenue remained constant as a result of higher average per copy prices. Circulation revenue as a percentage of total revenues for the newspaper and interactive segment was approximately 19% in the three and six months ended February 28, 2006 compared to 20% in the same periods in fiscal 2005. For the remainder of fiscal 2006, advertising revenues are expected to continue this trend, primarily as a result of rate increases, growth in insert volumes as well as from significant increases in interactive advertising. Circulation revenues are expected to be consistent with 2005.

- Operating expenses. Compared to the same periods last year, operating expenses (including selling, general and administrative expenses) of our Publishing and Interactive operations increased by $19 million and $39 million, or 8% and 8%, to $254 million and $513 million for the three and six months ended February 28, 2006. This reflected higher payroll costs, expenses related to the introduction of new interactive products and increased distribution costs resulting from higher insert volumes and fuel prices. In addition, the three and six months included increased employee severance costs of $5 million in both the three and six month periods related to management terminations that occurred during the second quarter. Newsprint pricing increased by 4% and 2% for the three and six months ended February 28, 2006 compared to the same periods of fiscal 2005. This price increase was partially offset by a slight reduction in newsprint consumption. For the remainder of fiscal 2006, expenses are generally expected to increase moderately. Salary costs will increase due to increases in staffing to support certain key initiatives (e.g. increased interactive product offerings) and due to normal wage escalation. The newsprint expense trend is expected to continue to increase when compared to fiscal 2005 as a result of increased newsprint pricing. Finally, increased fuel prices and insert volumes are expected to result in increased distribution costs.

- Segment operating profit. As a result of increased revenues more than offset by increased operating costs, our Publishing and Interactive operations had a decrease of $8 million and $12 million, or 14% and 8%, in segment operating profit to $48 million and $129 million for the three and six months ended February 28, 2006 compared to $55 million and $141 million for the same periods last year. These results included operating losses of $3 million and $7 million relating to Dose and Metro, our newspaper start up operations and the increase in employee severance of $5 million for the three and six months ended February 28, 2006.

Canadian Television

- Revenues. In total, for the three and six months ended February 28, 2006, revenues from our Canadian Television operating segment of $154 million and $341 million, respectively, were $10 million and $23 million or 6% lower than in the same periods in fiscal 2005. This reflected 6% and 7% decreases in airtime revenues for the three and six months, respectively. Subscriber revenues from our specialty channels increased by 17% and 15% for the three and six months as compared to the same periods in fiscal 2005, reflecting 13% increases in subscribers for both the three and six months. Ratings have improved since spring 2005 and we have consistently had 5 programs in the top twenty programs in the Toronto market and 6 programs in the top twenty programs in the Vancouver market.

- Operating expenses. For the three and six months ended February 28, 2006, operating expenses (including selling, general and administrative expenses) of $154 million and $312 million, respectively, at Canadian Television operations were $16 million and $30 million higher than in the same periods in the prior year, primarily the result of an increase in program amortization and promotion expenses as we invested in our schedule in order to increase ratings. Throughout fiscal 2006, we expect our program amortization expense to increase at the same levels relative to the previous year.

- Segment operating profit. Canadian Television segment operating loss of $1 million and segment operating profit of $28 million for the three and six months of fiscal 2006 were 102% and 65% less than the same periods in fiscal 2005 as a result of the revenue decreases and the expense increases described above.

Australian Television

- Revenues. Segment revenues decreased by 22% and 13% to $120 million and $351 million for the three and six months ended February 28, 2006, from $155 million and $401 million during the same periods in the prior year. In local currency, revenues decreased 13% and 7% for the three and six months, respectively, reflecting a difficult advertising environment. TEN's ratings remain strong for the three and six months ended February 28, 2006 compared to the same periods in the prior year. The effect of the weakening local currency relative to the Canadian dollar added to the decreases in revenue for the three and six months ended February 28, 2006 by 9% and 6%, respectively. While the market continues to be short and difficult to predict, Network TEN believes the television advertising market in Australia will show some growth in calendar 2006.

- Operating expenses. Segment operating expenses decreased by $8 million and $9 million to $88 million and $214 million for the three and six months ended February 28, 2006 compared to the same periods in fiscal 2005. This primarily reflects increased programming costs which were more than offset by a weaker Australian dollar.

- Segment operating profit. Segment operating profit decreased by 45% and 23% to $33 million and $137 million for the three and six months, compared to $59 million and $179 million in the same periods in fiscal 2005.

New Zealand Television

- Revenues. Revenues from television operations for New Zealand's TV3 and C4 television networks remained unchanged at $23 million and $59 million for the three and six months ended February 28, 2006 compared to the same periods in fiscal 2005. In local currency, revenues increased 8% and 6% for the three and six months, reflecting New Zealand's strong rating performance and audience share. The effect of the weakening local currency relative to the Canadian dollar offset the revenue increases by 9% and 6% for the three and six months, when the local currency is converted into Canadian dollars. We expect revenues in local currencies to continue to increase during 2006 and that increased ratings in our television networks will act as a buffer against any economic softening which may occur during fiscal 2006.

- Operating expenses. Operating expenses remained unchanged at $21 million for the three months and increased by 6% to $45 million for the six months ended February 28, 2006. The increase in the first six months was due to increased programming expenses due to the focus on local programming in the first quarter of fiscal 2006. This trend started to reverse in the second quarter and we expect that the trend will continue to reverse over the remainder of fiscal 2006.

- Segment operating profit. New Zealand's TV3 and C4 produced segment operating profit of $2 million and $14 million for the three and six months ended February 28, 2006, a 19% and 16% decrease from the results recorded for the three and six months in fiscal 2005.

New Zealand Radio

RadioWorks continued its steady performance. During the three and six months ended February 28, 2006, revenues decreased by 9% and 5% to $22 million and $46 million, respectively. This reflected increases of 1% and 2% in local currency for the three and six months offset by the weakening New Zealand dollar. Segment operating profit declined by 15% and 12% to $7 million and $14 million for the three and six months ended February 28, 2006 as compared to the same periods the previous year, due to the continued start up costs associated with Radio Live and the weakening New Zealand dollar.

Outdoor Advertising

Segment revenues increased by 2% in both periods, to $25 million and $55 million for the three and six months ended February 28, 2006. This increase reflected 12% and 9% growth in revenue in local currency driven by additional inventory and stronger airport advertising revenues. Our segment operating profit from TEN Group's Outdoor Advertising operations decreased by 4% in both periods to $5 million and $12 million for the three and six months ended February 28, 2006 as compared to the same periods in fiscal 2005 driven by continued investment in expansion opportunities.

Corporate and Other

Corporate and other expenses have increased by $4 million and $6 million to $12 million and $20 million for the three and six months ended February 28, 2006 compared to $8 million and $14 million for the same periods in fiscal 2005. When compared to prior periods for the three and six months ended February 28, 2006, corporate and other increased by less than $1 million and $2 million for corporate strategic initiatives, $1 million for compensation expenses in both periods and $2 million and $3 million, respectively, for certain corporate development activities.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our principal uses of funds at our level are for capital expenditures and repayment of debt. In addition, certain of our subsidiaries, including the TEN Group, CanWest MediaWorks (NZ) and the CanWest MediaWorks Limited Partnership make distributions to us as well as to their minority owners. We have historically met these requirements by using cash generated from operating activities and through short term and long term debt. We believe these sources of funds, together with our cash on hand, will continue to be adequate to meet our currently anticipated capital requirements.

We also review acquisition and investment opportunities in the course of our business and will, if a suitable opportunity arises and is permitted by the terms of our debt instruments, make selected acquisitions and investments to implement our business strategy. We expect that the funding for any such acquisitions or investments would come from working capital, borrowing under our credit facility or future credit facilities, additional equity and debt financing, entering into joint ventures or a combination of these methods. Similarly, from time to time, we review opportunities to dispose of non-core assets, and may, if a suitable opportunity arises, sell certain non-core assets.

We expect to meet our cash needs for fiscal 2006 primarily through a combination of operating cash flow and cash on hand.

CanWest MediaWorks Income Fund and related transactions

In October 2005, we transferred our investment in our newspaper and interactive operations (excluding the National Post) and certain shared service operations, which provide customer support and administrative services, to the Limited Partnership. In exchange, we received units of the Limited Partnership representing a 74.2% ownership interest and notes receivable of $1,339 million.

Concurrently, the Fund closed its initial public offering ("IPO") of units and invested the net proceeds of $516 million for units of the Limited Partnership representing a 25.8% interest.

In addition, the Limited Partnership obtained credit facilities in the amount of $1 billion, consisting of an $825 million non-revolving term credit facility and a $175 million revolving term credit facility. The revolving facility matures in five years, is subject to certain restrictions and bears interest at the prevailing prime rate, U.S. base rate, banker's acceptance rate or LIBOR plus, in each case, an applicable margin. The non-revolving facility matures in five years, and bears interest at the prevailing prime rate, U.S. base rate, banker's acceptance rate or LIBOR plus, in each case, an applicable margin. The Limited Partnership has entered into five year interest rate swap contracts to fix the interest payments on a notional amount of $825 million for the first three years and $660 million for the remaining two years resulting in an effective interest rate of 5.0%. On closing of the IPO, the Limited Partnership drew $830 million on its credit facilities.

The Limited Partnership utilized the proceeds of the issuance of the units to the Fund and $823 million of drawings under its new credit facilities to repay the $1,339 million note payable to us.

As a result of the transaction, we recorded a dilution gain on the sale of a 25.8% interest in the operations transferred to the Limited Partnership in the amount of $102 million.

The net proceeds from the IPO and the Limited Partnership debt as well as proceeds of $401 million from our credit facility were utilized to retire certain debt and interest rate and cross currency interest rate contracts as follows:

     a. In October 2005, we completed a tender offer for our 10.625% senior subordinated notes payable due in 2011 and our 7.625% senior unsecured notes payable due in 2013. Substantially all of the notes under these facilities were settled. Debt with a book value of $766 million was retired for cash of $850 million. In addition, deferred financing and other costs of $27 million relating to these notes were written off. The transaction resulted in a loss on debt retirement of $76 million, net of tax of $35 million. As a result of the repayment of these notes we recorded a swap loss of $34 million, net of tax of $19 million, related to the associated cross currency interest rate swaps. The notes not settled under the tender offers are due on the original due dates and are subject to the same terms except that the covenants associated with these notes have been eliminated.

     b. In October 2005, we retired our senior credit facility. Debt with a book value of $526 million was settled for cash of $526 million. In addition, deferred financing costs of $6 million relating to these notes were written off. The transaction resulted in a loss on debt retirement of $4 million, net of tax of $2 million. In addition, as a result of the settlement of this debt, we have recorded a loss of $46 million, net of tax of $25 million related to the associated interest rate and cross currency interest rate swaps.

     c. In November 2005, we retired interest rate and cross currency interest rate swap contracts relating to the 7.625% notes, the 10.625% notes and 50% of the cross currency interest rate swap related to the senior secured credit facilities for cash of $364 million.

Following the Income Fund transactions in October 2005, our cash flow from the Limited Partnership has been diluted for the 25.8% interest held by the Income Fund and will be received by way of distributions, a portion of which are subordinated. If distributable cash of the Limited Partnership is not sufficient to pay the entire distribution our share will be disproportionately affected by the shortfall.

Sources of Funds

Our principal sources of liquidity are cash and cash equivalents on hand and cash flows from operating activities. At February 28, 2006, we had cash on hand of $57 million including $23 million of Limited Partnership cash, $16 million of TEN Group cash and $5 million of CanWest MediaWorks (NZ) cash. We had a cash flow deficiency from operating activities of continuing operations of $45 million for the six months ended February 28, 2006 due to a large adjustment in non-cash operating accounts caused by the seasonality of our business.

In addition to the above sources of liquidity, we had unused borrowing capacity under our revolving credit facility of $191 million at February 28, 2006. TEN Group had unused borrowing capacity of A$605 million under its credit facilities.

Investment activities

During the second quarter of fiscal 2006, we commenced a process to sell our 45% interest in TV3 Ireland as it was no longer considered a core operating asset. As a result, the results of these operations were classified as a discontinued operation in the consolidated statements of earnings, the net cash flows were classified as operating, investing and financing activities from discontinued operations in the consolidated statements of cash flows and the assets and liabilities were classified on the consolidated balance sheets as assets and liabilities of discontinued operations. Prior to the classification as a discontinued operation, the results of TV3 Ireland were reported within the Ireland television segment. Proceeds received on the sale will be applied to reduce debt.

The classification of TV3 Ireland as a discontinued operations has decreased earnings from continuing operations by $2 million and $7 million for the three and six months ended February 28, 2006, respectively, (2005 - three months $2 million, six months $5 million). In addition cash flows from continuing operations have been decreased by $2 million and $1 million for the three and six months ended February 28, 2006, respectively, (2005 increased by, for the three months $1 million, six months $2 million).

Uses of Funds

Capital Expenditures

For the three and six months ended February 28, 2006 our capital expenditures were $18 million and $39 million, respectively. In the remainder of fiscal 2006, we have revised our capital expenditure forecast and now expect to make additional capital expenditures of approximately $62 million. This amount includes $15 million in continued investment in a new broadcast traffic and sales management system, $5 million investment to upgrade other broadcast systems, and approximately $12 million to expand a print facility as well as expenditures for regular replacement.

Investment transactions

During the second quarter, we acquired a 30% interest in The New Republic, a weekly magazine based in Washington D.C., for US$2 million.

In September 2005, we announced that a subsidiary of a Turkish partner was successful in its bids to acquire the assets of Super FM and Metro FM for aggregate consideration of US$56 million. In February 2006, we announced that the same group had been successful in its bid to acquire the assets of Joy FM and Joy Turk FM for consideration of US$5 million. In exchange for a payment of US$46 million, we will acquire a 75% economic interest in these radio stations. We have provided letters of credit in the aggregate amount of US$3.3 million to secure our share of these bids. The February transactions remain subject to regulatory approval by certain Turkish authorities and we are currently seeking to clarify certain aspects of the regulatory approvals already received in respect of Super FM and Metro FM. Subject to a relaxation of foreign ownership restrictions and the receipt of all necessary regulatory approvals, we have the right to convert our interest to a 75% equity interest.

Distributions

Our New Zealand and Australian operations make twice annual distributions. In May 2005, our New Zealand operations distributed a total of $8 million, $6 million to us and $2 million to other shareholders, and in November 2005, they distributed a total of $4 million, $3 million to us and $1 million to other shareholders. In July 2005, the TEN Group distributed $45 million to us and $35 million to other shareholders and in December 2005, they distributed $55 million to us and $42 million to other shareholders. The Limited Partnership has made monthly distributions since its inception in October 2005. The total distributions to February 28, 2006 were $80 million, $59 million to us and $21 million to the minority partner.

Debt

General

At February 28, 2006, we had total outstanding consolidated debt of $2,673 million compared to debt of $2,891 million as at August 31, 2005. This included $377 million (August 31, 2005 - $346 million) advanced under our credit facility. Senior debt of our consolidated subsidiaries consisted of $825 million (August 31, 2005 - nil) of the Limited Partnership debt, $349 million (August 31, 2005 - $309 million) of TEN Group debt, and $135 million (August 31, 2005 - $155 million) of CanWest MediaWorks (NZ) debt. In addition, we had $10 million (August 31, 2005 - $787 million) in unsecured and subordinated notes.

In December 2005, TEN Group completed a private placement of floating rate senior notes due 2015 in the amount of A$150 million. Interest is due quarterly with the rate set at the beginning of each quarter and is calculated based upon the three month BBSW rate plus 0.69%. The notes are secured by a direct, unconditional and general obligation of TEN Group except that they are subordinated to the secured debt.

Credit Facility

In October 2005, we obtained a new $500 million revolving term senior credit facility. During the second quarter, we finalized an amendment to the credit facility that increases the amount available to $600 million and revised certain of the financial covenants under the credit facility. The credit facility matures in five years, is subject to certain restrictions and bears interest at the prevailing prime rate, U.S. base rate, banker's acceptance rate or LIBOR plus, in each case, an applicable margin. This facility is secured by substantially all our directly held assets, including the assets of our Canadian broadcast operations and the National Post, partnership units of CanWest MediaWorks Limited Partnership, and shares of CanWest MediaWorks (NZ) Limited and TEN Group Pty Limited, excluding the convertible debenture held in TEN Group Pty Limited. At February 28, 2006, we have drawn $377 million on this facility. As at February 28, 2006, we have $191 million, net of letters of credit of $31 million, available on this facility.

Under our senior credit facilities, we are required to maintain the fair value of our foreign currency and interest rate swaps above a prescribed minimum liability. In addition, there are prescribed minimums with individual counterparties. Prior to our swap settlements on November 3, 2005, we were required to make $119 million of recouponing payments related to overhanging swaps. On November 3, 2005, we settled a substantial portion of our swaps. Under our new credit facility, the minimum liability threshold is $500 million, as at February 28, 2006, the fair value of our interest rate swaps was $245 million. Further strengthening of the Canadian currency and/or changes in interest rates may result in further prepayment requirements.

Total leverage as calculated under our credit facility was 4.9 times cash flow for debt covenant purposes for the twelve months ended February 28, 2006, compared to a covenant of 6.0 times.

FINANCIAL INSTRUMENTS

Our primary market risk exposures are interest rate and foreign exchange rate risk. We are exposed to interest rate risk and foreign exchange rate fluctuations resulting from the issuance of floating rate debt and debt denominated in U.S. dollars. In addition to monitoring the ratio of fixed rate debt to total long term debt, we use interest rate swaps to manage the proportion of total debt that is subject to variable rates. Cross currency swaps are used to hedge both the interest rate and the currency exposure on debt originally issued in U.S. dollars. We do not enter into any derivatives for trading purposes. Further details of these arrangements are provided in note 4 to our unaudited interim consolidated financial statements for the three and six months ended February 28, 2006. Except as discussed in the "CanWest MediaWorks Income Fund and related transactions" section of this report, there have been no changes in the purpose or terms of these financial instruments during the six months ended February 28, 2006.

The fair value of the swap contracts represents an estimate of the amount that we would receive or pay if the contracts were closed out at a market price on the balance sheet date. As of February 28, 2006, our outstanding swap contracts were in a net unrealized loss position of $281 million (including $45 million related to TEN Group and ($9) million related to the Limited Partnership).

INDUSTRY RISKS AND UNCERTAINTIES

The Company's risks and uncertainties have not materially changed from those described in the Company's annual filings.

RELATED PARTY TRANSACTIONS

In October 2005, senior subordinated notes payable to CanWest Communications Corporation, our parent company, were repaid pursuant to the tender offer and consent solicitation in the amount of US$42 million. Interest expense related to this debt totaled $1 million for the six months ended February 28, 2006 (2005 - three months -$2 million, six months - $3 million).

A company which is an affiliate of CanWest Communications Corporation owns CanWest Global Place in Winnipeg, Manitoba, a building in which the Company is a tenant. Rent paid to this company for the three and six months ended February 28, 2006 amounted to $1 million and $2 million, respectively, (2005 - three months $1 million, six months- $2 million).

All the related party transactions have been recorded at the exchange amount, which are representative of market rates.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Following is a reconciliation of operating income before amortization, a non-GAAP measure, to net earnings, its most closely comparable GAAP measure.

                                                  FOR THE THREE MONTHS ENDED     FOR THE SIX MONTHS ENDED
                                                 ---------------------------   ---------------------------
                                                 FEBRUARY 28,   FEBRUARY 28,   FEBRUARY 28,   FEBRUARY 28,
                                                     2006           2005           2006           2005
                                                 ------------   ------------   ------------   ------------
                                                     $000           $000           $000           $000
Earnings (loss) before taxes                         1,110          38,989         13,579       145,919
Amortization                                        30,487          29,238         60,936        56,690
Interest and other financing expenses               47,433          64,204        101,940       139,171
Investment gains, losses, write-downs, and
   interest income                                  (2,365)            653       (104,303)       (1,823)
Foreign exchange (gains) losses                       (149)          8,596            425        (1,903)
Interest rate and foreign currency swap losses       7,160           4,902        127,699        49,500
Loan impairment recovery                            (3,052)             --         (3,052)           --
Loss on debt extinguishment                            291              --        116,880        43,992
                                                    ------         -------       --------       -------
Operating income before amortization                80,915         146,582        314,104       431,546
                                                    ======         =======       ========       =======